Filed pursuant to Rule 424(b)(3)
Registration No. 333-264983

Carlyle AlpInvest Private Markets Fund

Supplement dated January 19, 2023, to the

Prospectus dated December 19, 2022

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus of Carlyle AlpInvest Private Markets Fund (the “Fund”) dated December 19, 2022. This supplement is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling toll-free (844) 417-4186. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

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The Board of Trustees of Carlyle AlpInvest Private Markets Fund has approved the reduction of the current shareholder service fee of 0.25% of the aggregate net asset value of each class of Shares of the Fund to 0.00%, effective immediately.

Accordingly, effective immediately, the disclosure under “Summary of Fees and Expenses” is hereby deleted in its entirety and replaced with the following:

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

	Class A	Class I
SHAREHOLDER TRANSACTION FEES
Maximum sales load imposed on purchases(1)	3.00%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%
ANNUAL FUND EXPENSES(3) (as a percentage of average net assets attributable to Shares)
Management Fee(4)	1.25%	1.25%
Incentive Fee(5)	10.00%	10.00%
Acquired Fund Fees and Expenses(5)	1.00%	1.00%
Other expenses(6)	1.75%	1.00%
Distribution fee(7)	0.75%	0.00%
Shareholder servicing fee(7)	0.00%	0.00%
All non-distribution/non-servicing other expenses(8)	1.00%	1.00%

Total annual fund expenses(9)	4.00%	3.25%

(1)

Investors purchasing Class A Shares may be charged a sales load of up to 3.00% of the Investor’s net purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Such repurchase fee will be retained by the Fund and will benefit the Fund’s remaining Shareholders. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. See “Repurchases and Transfers of Shares.”

(3)

The amount presented in the table estimates the amounts the Fund expects to pay during the first 12 months, assuming the Fund raises $225 million of proceeds during that time (which amount does not include $175 million of investments held by the Seed Fund prior to the Reorganization).

(4)

The Fund pays a monthly Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value (including, for the avoidance of doubt, assets held in a Subsidiary) as of the last day of the month. For purposes of determining the Management Fee payable to the Adviser for any month, the net asset value will be calculated after any subscriptions but prior to repurchases for that month and prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Management Fee and the Incentive Fee (if applicable) payable to the Adviser for that month. In addition, at the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which (i) the sum of (A) the net asset value of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional shares through the dividend reinvestment plan (“DRP”) exceeds (ii) the sum of (X) the net asset value of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of shares of the Fund issued during such quarter (excluding any Shares of such Class issued in connection with the reinvestment through the DRP of dividends paid, or other distributions made, by the Fund through the DRP). Incentive Fees are accrued monthly and paid quarterly. For purposes of calculating Incentive Fees, such accruals are not deducted from net asset value. Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of operations. See “Management and Incentive Fees.”

(5)

Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Underlying Funds. Generally, asset-based fees payable in connection with Underlying Fund investments will range from 1.0% to 2.0% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 20% of an Underlying Fund’s net profits as carried interest allocation, although it is possible that such amounts may be exceeded for certain sponsors of Underlying Funds. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Underlying Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Underlying Funds. The amount presented in the table estimates the amounts the Fund expects to pay during the first 12 months, assuming the Fund raises $225 million of proceeds during that time (which amount does not include $175 million of investments held by the Seed Fund prior to the Reorganization).

(6)

Other expenses include accounting, custody, transfer agency, legal, valuation agent, pricing vendor and auditing fees of the Fund, amounts payable under the Administration Agreement, initial organizational and offering costs, as well as fees payable to the Independent Trustees. The amount presented in the table estimates the amounts the Fund expects to pay during the first 12 months, assuming the Fund raises $225 million of proceeds during that time (which amount does not include $175 million of investments held by the Seed Fund prior to the Reorganization).

(7)

The Fund has applied for exemptive relief from the SEC permitting it to offer multiple classes of Shares, which would allow the Fund to operate under a distribution and service plan (pursuant to Rule 12b-1 under the 1940 Act) for the Shares. There is no assurance that the SEC will grant the requested relief to the Fund. If approved, the Fund may charge a distribution and/or shareholder servicing fee totaling up to 1.00% per year on Class A Shares and 0.25% on Class I Shares. With respect to Class A Shares, 0.25% of the fee is characterized as a “shareholder service fee” and the remaining portion is characterized as a “distribution fee.” With respect to Class I Shares, the entire fee is characterized as a “shareholder service fee.” The current shareholder service fee for Class A Shares and Class I Shares is currently 0.00%. However, that rate may be increased up to 0.25% in subsequent years without shareholder approval. See “Plan of Distribution—Shareholder Servicing Plan and Distribution and Service Plan.”

(8)

“All non-distribution/non-servicing other expenses” are estimated for the Fund’s current fiscal year. These expenses include, among other things, professional fees and other expenses that the Fund will bear, including ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian.

(9)

The Adviser and the Fund have entered into the Expense Limitation Agreement in respect of each of the Class A Shares and Class I Shares under which the Adviser has agreed contractually from the date of the prospectus through July 31, 2024 to waive its Management Fee and/or reimburse the Fund’s initial organizational and offering costs incurred prior to launch, as well as the Fund’s operating expenses on a monthly basis to the extent that the Fund’s total annualized fund operating and ongoing offering expenses on a monthly basis (excluding (i) expenses directly related to the costs of making investments, including interest and structuring costs for borrowings and line(s) of credit, taxes, brokerage costs, acquired fund fees and expenses, the Fund’s proportionate share of expenses related to direct investments, litigation and extraordinary expenses, (ii) Incentive Fees and (iii) any distribution and/or shareholder servicing fees) in respect of the relevant month exceed 3.00% of the month-end net asset value of such Class.

In consideration of the Adviser’s agreement to waive its Management Fee and reimburse the Fund expenses incurred prior to commencement of operations, the Fund has agreed to repay the Adviser in the amount of any waived Management Fees and Fund expenses reimbursed in respect of each of Class A Shares and Class I Shares subject to the limitation that a reimbursement (an “Adviser Recoupment”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable waiver or expense payment was made by the Adviser; and (ii) the Adviser Recoupment does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Cap of such Class. The Adviser Recoupment for a class of Shares will not cause Fund expenses in respect of that class to exceed the Expense Cap either (i) at the time of the waiver or (ii) at the time of recoupment. The Expense Limitation Agreement will remain in effect from the date of the prospectus through July 31, 2024, unless and until the Board approves its modification or termination. The Adviser Recoupment will survive the termination of the Expense Limitation Agreement.

Example:

The following example demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in Shares. In calculating the following expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (except that the example incorporates the expense reimbursement arrangement for only the first year). The example assumes that the Fund will not realize any capital gains (computed net of all its realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an Incentive Fee of a material amount, the Fund’s expenses and returns to its investors would be higher.

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Class A	1 Year	3 Years	5 Years	10 Years
	$26	$78	$134	$284

Class I	1 Year	3 Years	5 Years	10 Years
	$62	$128	$197	$378

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management and Incentive Fees.”

Effective immediately, the disclosure under “Shareholder Servicing Plan and Distribution and Service Plan” is hereby deleted in its entirety and replaced with the following:

Shareholder Servicing Plan

The Fund intends to operate under a Shareholder Servicing Plan with respect to Class I Shares. The Shareholder Servicing Plan allows the Fund to pay shareholder servicing fees in respect of Shareholders holding Class I Shares. Under the Shareholder Servicing Plan, the Fund is permitted to pay as compensation to qualified recipients up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to each respective Class. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. The current shareholder service fee with respect to Class I Shares is currently 0.00%. However, that rate may be increased up to 0.25% in subsequent years without shareholder approval.

Distribution and Service Plan

Subject to the receipt of an exemptive order from the SEC, the Fund intends to operate a Distribution and Service Plan in compliance with Rule 12b-1 under the 1940 Act that allows the Fund to pay distribution and service (12b-1) fees for the sale and servicing of its Class A Shares. Under the Distribution and Service Plan, the Fund will be permitted to pay as compensation to the Fund’s Distributor and/or other qualified recipients up to 1.00% on an annualized basis of the aggregate net assets of the Fund attributable to Class A Shares, of which 0.75% is characterized as a “distribution fee” and the remaining portion is characterized as a “shareholder service fee.” Because these fees are paid out of the Fund’s assets on an ongoing basis, over time these fees will increase the cost of an investment and may cost more than paying other types of sales charges. Class I Shares are not subject to the distribution fee. The current shareholder service fee with respect to Class A Shares is currently 0.00%. However, that rate may be increased up to 0.25% in subsequent years without shareholder approval.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE